John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 29, 2016
Ms. Debora O'Neal Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Gardner Lewis Investment Trust (the "Trust") (File Nos. 333-210275 / 811-07324)
Dear Ms. Johnson:
On March 18, 2016, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 49 under the Investment Company Act of 1940, as amended to the Trust's registration statement (collectively, the "Amendment").  The Amendment was filed for the purpose of renaming the Chesapeake Core Growth Fund (the "Fund") the Chesapeake Growth Fund as well as (i) making revisions to the Fund's fundamental investment restrictions; (ii) reflecting new Trustees to the Fund; and (iii) reflecting a re-domicile of the Fund into another jurisdiction.  The Fund also filed a Proxy Statement on Schedule 14A soliciting shareholder vote on items (i) through (iii).
We received comments from you relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust's response below each such comment.  The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing").  The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.
General
1.	Comment:	Consider whether any comments given in regards to the Trust's Form N-14 would also be applicable to the Amendment.

Response:	The Trust has reviewed the comments given in regards to the Form N-14 filed on March 18, 2016 with the Definitive version filed on April 28, 2016 and has made any corresponding changes to the Amendment as it deemed necessary.

Ms. O'Neal Johnson
U.S. Securities and Exchange Commission
June 29, 2016

2.	Comment:	Please complete any blanks throughout the prospectus and SAI that relate to the shareholder meeting taking place on May 25th and any anticipated dates or reorganization. Additionally, does the Trust plan to file a BXT so as to extend out the effective date of this Amendment as it is scheduled to become effective on May 18th which is prior to the shareholder meeting date of the Trust.
Response:	The Trust will complete any blanks in the B-Filing. The Trust filed an extension BXT filing to extend out the effective date of the B-Filing passed the shareholder meeting date of May 25th.
3.	Comment:	If the re-domicile does not pass at the shareholder meeting, will the Trust revert back to the name Gardner Lewis Investment Trust and remain in the current jurisdiction.
Response:	If the proposal to re-domicile does not pass at the shareholder meeting, the Trustees will consider other options, including keeping the status quo in terms of the name.
Prospectus
Summary – Fee Table
4.	Comment:	Please supplementally confirm that there are no shareholder fees associated with the Fund.
Response:	The Trust confirms that there are no shareholder fees for the Fund.
5.	Comment:	Please add to the paragraph on "Tax Information" that shareholders may still be taxed upon withdrawal for those that are in taxable arrangements.
Response:	The Trust has revised the disclosure as you have requested.
Temporary Defensive Positions
6.	Comment:	The Staff notes that it is not industry standard to see, as a temporary defensive position, investments in investment grade bonds and shares of other investment companies. Please consider if these types of investments should be removed from this section.
Response:	The Trust has revised the disclosure as you have requested.

Statement of Additional Information

7.	Comment:	Please complete any blanks in the SAI and any timing issues in light of the Trust potentially filing a BXT as noted in Comment #2 above.
Response:	See response to Comment #2 above.
Description of the Trust
8.	Comment:	Please correct the typo regarding the date of creation of the Trust.
Response:	The Trust has adjusted the creation date.

Ms. O'Neal Johnson
U.S. Securities and Exchange Commission
June 29, 2016

* *  *
The Trust acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me at (913) 660-0778 regarding the responses contained in this letter.
Sincerely,
/s/ John H. Lively
John H. Lively